Exhibit 7.5

August 17, 2007

Mr. Benjamin C. Croxton

CEO

World Energy Solutions, Inc. (WES)

3900A 31st St. North

St. Petersburg, FL 33714

Dear Ben,

Re:	Investigation of Brown’s Gas Electrolytic Process

In response to my call with Bob and his follow up e-mail of August 25, we will perform a search and valuation of supported facts that describe the increased efficiencies during the water electrolysis process. We will focus on the physics & chemistry of the orthohydrogen & parahydrogen molecular states of the generated diatomic hydrogen blended with oxygen.

We will review the documented methodologies and techniques utilized by individual inventors (e.g. Anderson, Brown, Gans, Kim, Klein, Meyer, Rhodes, Wiseman, etc) together with commercial R&D players, both small and large enterprises. We will also include academic & federal government research. Our references will be published intellectual property (IP), patents and applications, together with credible and relevant scientific literature.

In this way, we should be able to give you some directions for continuing with design optimization (of a tank-less, on-demand hydrogen generator) and also finding valuable IP that may be available for WES.

The enclosed Work Order on IP SNAPSHOT™ describes the deliverables we will provide. Together with a report containing lists, tables and graphics we will also provide an expert commentary along with some initial recommendations on next steps.

We look forward to working with you & your team and assisting with your alternative fuel product innovations.

Sincerely yours,

Michael Kayat

UTEK Intellectual Capital Consulting

Cc:	Bob Depalo, WES

UTEK CORPORATION • 2109 Palm Avenue, Tampa, Florida 33605

Tel: 813-754-4330 • Fax: 813-754-2383 • E-mail: info@utekcorp.com • www.utekcorp.com

IP SNAPSHOTTM for Brown’s hydrogen gas IP search

WORK ORDER for World Energy Solutions, Inc.

CUSTOMER NAME:	World Energy Solutions, Inc.

CUSTOMER CONTACT:	Robert Depalo

OBJECTIVE:	Identify and report on the supported facts that describe the increased efficiencies during the water electrolysis process involving the orthohydrogen state of diatomic hydrogen molecules blended with oxygen. Report on the methodologies utilized by individual inventors (e.g. Klein, Meyer and others), along with commercial enterprises including big players like Air Products, Delphi, GE, Praxair, UTC and also academic institutions & federal government.

DELIVERABLES:

1. Report with Executive Summary and Technical Discussion

2. Patent & application lists, statistics, trends and players in the associated IP landscape

3. List of specific reference scientific articles and papers

4. Conference call with UTEK ICC industry/technology expert to discuss Report

ORDER DATE:	9/11/06

DATE NEEDED BY:	As soon as possible and within 3 weeks of Order Date

PRICE OF ORDER:	$35,000 in unregistered shares of WEGY stock

SERVICE CONTACT:	Mr. Chris Klick (cklick@utekcorp.com)

ACCOUNTS PAYABLE:	Mr. Gassen Gutierrez
Controller
UTEK Corporation
2109 Palm Avenue
Tampa, FL 33605
ggutierrez@utekcorp.com
Tel: +1 813 754 4330
Fax: +1 813 754 2383

PAYMENT TERMS:	Upon signing the Work Order

AUTHORIZED BY:	/s/ Benjamin Croxton
Signature
	Title:	CEO
	Date:	9-11-06

2109 Palm Avenue, Tampa, Florida 33605
Tel: 813-754-4330 • Fax: 813-754-2383
E-mail: info@utekcorp.com • www.utekcorp.com